Exhibit 12.1

Called Higher Studios, Inc.

231 Public Square, Suite 300, PMB-41

Franklin, TN 37064

July 1, 2020

To the Board of Directors:

We are acting as counsel to Called Higher Studios, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 905,800 shares of the Company's Class A Voting Common Stock, and potential issuance of up to 90,580 shares of Class A Voting Common Stock as a bonus to certain investors.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of incorporation and amendments thereto approved by the Board of Directors and the Company’s stockholders, the bylaws, the minutes of meetings of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Common Stock being sold pursuant to the offering statement will be duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP

By: Andrew Stephenson, Partner

CrowdCheck Law LLP